FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended January 31, 2006

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release, 31 January 2006 – English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

January 31, 2006

                        SYMBOL:  VVV

VANNESSA ARRANGES PRIVATE PLACEMENT OF $5,000,000 IN
CONVERTIBLE DEBENTURE AND AMENDS WARRANTS

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it has settled the terms of a non-brokered private placement of secured convertible debentures with Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder.  The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days); and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2009 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.  The private placement is subject to acceptance by the TSX Venture Exchange.

The Company also announces that it will seek approval from the TSX Venture Exchange to: (i) extend the expiry date and reduce the exercise price of 780,000 outstanding share purchase warrants exercisable at $1.15 per share and expiring on February 18, 2006, such that the warrants will become exercisable at $0.66 per share until February 18, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.79 for 10 consecutive trading days; and (ii) extend the expiry date of 2,500,000 outstanding share purchase warrants exercisable at $0.66 per share and expiring on February 18, 2006, such that the warrants will expire February 18, 2007.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."